

恒生銀行
HANG SENG BANK

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03 APR 28 AM 7:21

Your Ref: File No. 82-1747
Our Ref: HOS CSE 030309

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
U S A

23 April 2003


03050316

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

RESIGNATION OF DIRECTOR

We write to inform you that Mr S C Penney resigned as a Director of the Bank with effect from today.

In this connection, we enclose a copy of the press release issued today in respect of Mr Penney's resignation.

Yours faithfully

K W Ma
Assistant General Manager
and Company Secretary

PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

Encl



恒生銀行
HANG SENG BANK

Press Release

新聞稿

23 April 2003

HANG SENG DIRECTOR MR SIMON PENNEY RESIGNS

Hang Seng Bank announced today that Mr Simon Penney has resigned as a Director of the Bank effective from 23 April 2003, following his appointment as Senior Executive Vice President and Chief Financial Officer of HSBC North America.

Mr Penney, previously Chief Financial Officer of The Hongkong and Shanghai Banking Corporation, has served on Hang Seng's Board of Directors since 1999.

He has given wise counsel to the Board as a Director and also as a Member of the Audit Committee. Hang Seng is grateful for his valuable contribution to the Bank.

Founded in 1933, Hang Seng Bank, a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market capitalisation, operates 157 branches and automated banking centres in Hong Kong; and a network of six branches and representative offices (branches in Guangzhou, Shanghai, Shenzhen and Fuzhou and representative offices in Beijing and Xiamen) in mainland China. The Bank also has a representative office in Taipei. With consolidated assets of HK$474.6 billion at the end of 2002, the Bank reported a profit attributable to shareholders of HK$9.96 billion for 2002. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:

Cecilia Ko 2198 4227

END

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